Exhibit 99.1
CAPITALIZATION AND INDEBTEDNESS
     The following table presents our capitalization in accordance with International Financial Reporting Standards (IFRS) as of August 31, 2010. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements set forth in our Annual Report on Form 20-F dated March 26, 2010.
As of August 31, 2010

	NOK	U.S. $
	(in millions) (unaudited)
Short-term debt (commercial paper and current portion of bond debt) *	80,415.9	12,706.9

Long-term debt (excluding current portions)
Bonds	133,564.8	21,105.3
Subordinated debt	1,769.6	279.6

Total long-term debt	135,334.4	21,384.9

Capital contribution securities	447.5	70.7

Shareholders’ equity
Share capital (nominal value NOK 10,500 per share, shares authorized and outstanding 263,915)	2,771.1	437.9
Other equity	1,960.2	309.8
Share premium reserve	176.6	27.9

Total shareholders’ equity	4,907.9	775.6

Total capitalization	221,105.7	34,938.1

*	All our debt is unsecured and unguaranteed. The current portion of bond debt is based on expected maturity on structured bonds in accordance with our internal model.
For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of NOK 6.3285 = U.S.$1.00, the noon buying rate of the Central Bank of Norway on August 31, 2010.